Exhibit 99.1

Borr Drilling Limited Announces First Quarter 2024 Results

Hamilton, Bermuda, May 23, 2024: Borr Drilling Limited ("Borr", "Borr Drilling"  or the "Company") announces unaudited  results for the three months ended March 31, 2024.

Highlights

•	Total operating revenues of $234.0 million, an increase of $13.4 million or 6% compared to the fourth quarter of 2023

•	Net income of $14.4 million, a decrease of $14.0 million compared to the fourth quarter of 2023

•	Adjusted EBITDA of $116.8 million, an increase of $5.3 million or 5% compared to the fourth quarter of 2023

•	Raised $200 million of additional principal amount of debt under the 2028 Senior Secured Notes

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Year to date of report, the Company has been awarded eleven new contract commitments, representing 1,743 days and $318 million of potential contract revenue, including five new contract commitments signed after the end of the first quarter of 2024.

•	On May 22, 2024, the Board declared an increase in cash dividend to $0.10 per share for the first quarter of 2024 to be paid on or about June 17, 2024.

CEO, Patrick Schorn commented:

"The first quarter results have been strong, driven by solid operational performance with technical utilization coming in at 99.0% and economic utilization at 98.6%, keeping us right on track to meet our annual plan. We finished the quarter with all 22 delivered rigs operating, however after the close of the quarter, the contract for one of our rigs, "Arabia I" in Saudi Arabia, was suspended. The rig had excellent operational performance, and based on current customer discussions we are optimistic it will be re-contracted before the end of Q3.

On the contracting front, we continue to deliver strong results, securing $318 million in revenue backlog year to date, translating to an average day rate of approximately $183,000. Notably, in the second quarter, we achieved our first-ever contract exceeding $200,000 per day on a clean day rate basis. This milestone not only underscores the premium quality and operational excellence of our fleet, but it is a positive confirmation of our views of a well-balanced market despite the recent developments in Saudi Arabia.

Given the high utilization of our rigs and limited near term availability, we are working closely with our customers to optimize the deployment of our fleet to best serve their requirements. As such, it is our expectation that the newbuild rig "Vali", to be delivered from the shipyard by the end of 2024, will immediately join the operational fleet to cover this work scope.

On the back of the strong operational performance and the positive market outlook, the board has approved an increase of the quarterly dividend to $0.10 per share. This doubling of dividend versus the previous quarter is in line with our stated ambition of progressively increasing dividend in-line with our earnings projections. Additionally, we reiterate our full year Adjusted EBITDA guidance range for 2024 of $500 to$550 million."

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208